

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 24, 2008

Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

> **Re: Alliance Holdings GP, L.P.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-51952**

Dear Mr. Cantrell:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis, page 46

1.   We note your MD&A disclosure on page 48 which states that you use the measures "Segment Adjusted EBITDA Expense per ton" and "EBITDA," among other things, to analyze segment performance. We note further that the additional measure "Segment Adjusted EBITDA" is presented on page 52. Please explain to us why "Segment Adjusted EBITDA" is presented on page 52 and in your segment footnote disclosure but not mentioned in the disclosure on page 48. Additionally, explain why the additional measure, "Selected production

expenses" is included in your segment footnote disclosure but not discussed in your MD&A discussion. Finally, we note that neither "Segment Adjusted EBITDA Expense" nor "EBITDA" are reflected in your segment footnote disclosure. In this regard, we would expect that your MD&A discussions relating to segment performance would be consistent with the information presented in your segment footnote and would reflect the measures used by management. Please revise your filing accordingly.

Financial Statements

Consolidated statements of income, page 73

2.   Revise your presentation to clarify expense lines that exclude depreciation, depletion and amortization expense. Refer to the requirements of SAB Topic 11:B.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page 77

3.   Your disclosure states that your consolidated financial statements reflect the results of ARLP Partnership since you own MGP. We also note that your disclosure on page 87 states that you consolidate ARLP Partnership as a result of common control considerations. Please clarify how your common control disclosure relates to your consolidation policy disclosure which implies that you consolidate the ARLP Partnership since you own the general partner. As part of your response, please clarify how evaluated FIN 46(R) and EITF 04-5 when concluding that it is appropriate to consolidate the ARLP Partnership. In addition, clarify how you evaluated EITF 02-5 when concluding that you have common control ownership of the ARLP Partnership.

Property, plant and equipment, page 78

4.   You state that mineral rights are depleted on the basis of tonnage mined in relation to "estimated recoverable tonnage." Please clarify why you believe that it is appropriate to deplete your mineral rights on the basis of estimated recoverable tonnage as opposed to proven and probable reserves. As part of your response, please explain why you believe it is acceptable to deplete your mineral rights based on reserve quantities that are not derived from Industry Guide 7 reserves.

Mine development costs, page 78

5. You state that mine development costs are capitalized until production commences and are amortized over the estimated life of the mine. Clarify the nature of expenses that are amortized utilizing the units of production method based upon proven and probable reserves versus those that are amortized using the straight-line method. If the straight-line method is used, indicate the range of estimated lives.

Note 13. Compensation Plans, page 90

6. Your disclosure states that the fair value of the 2007 and 2006 ARLP LTIP grants were based on the intrinsic value at the date of grant. Please clarify how your determination of fair value for these restricted units complies with paragraph 21 of SFAS 123(R). As part of your response, please explain the nature of the restrictions included in your restricted units.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief